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                     Addendum to Transfer Agent Agreement

     WHEREAS MONETTA TRUST (the "Trust") and FIRSTAR TRUST COMPANY ("Firstar") have entered into a Transfer Agent Agreement dated February 1, 1993 (the "Agreement");

     WHEREAS the Trust has issued two additional classes of beneficial interest representing interests in two separate investment portfolios designated Monetta Large-Cap Equity Fund and Monetta Balanced Fund.

     NOW, THEREFORE, the Trust and Firstar agree as follows:

     In accordance with Section 9 of the Agreement, Monetta Large-Cap Equity Fund and Monetta Balanced Fund are hereinafter covered by the terms and conditions of the Agreement.


MONETTA TRUST                           FIRSTAR TRUST COMPANY

By: /s/ Robert S. Bacarella             By: /s/ James C. Tyler
   -------------------------------         -------------------------------

Attest: /s/ Maria C. DeNicolo           Attest: /s/ Gail M. Zess
       ---------------------------             ---------------------------